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                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         2700 Fort Campbell Boulevard
                         Hopkinsville, Kentucky  42240



                               December ___, 1997


Dear Subscriber:

     You have previously returned to Hopkinsville Federal Savings Bank (the "Bank") an Order Form subscribing for shares of Common Stock of HopFed Bancorp, Inc. which are to be issued upon the conversion of the Bank from mutual to stock form pursuant to the Bank's Plan of Conversion. In accordance with the Plan of Conversion, an updated appraisal of the pro forma market value of the Common Stock was prepared following the Subscription and Community Offerings which terminated on November 18, 1997.

     Based upon the improvement in the condition of the general stock market, the results of the Offerings, the Bank's September 30, 1997 results of operations and financial condition and current market pricing for thrift institutions, the updated appraisal dated November 18, 1997 reflects an increased appraised value of the Common Stock from $26.5 million to $30.5 million. Based on the purchase price of $10.00 per share, which has not changed, the Bank has received approval from the Office of Thrift Supervision to increase the number of shares of Common Stock offered in the Conversion from 3,047,500 to 3,507,500, subject to adjustment.

     As a subscriber for shares of Common Stock, you are being given the opportunity to increase, decrease, cancel or confirm your order using the enclosed Supplemental Stock Order Form. IF YOU WISH TO INCREASE, DECREASE OR CONFIRM YOUR PRESENT ORDER, YOU MUST RETURN THE ENCLOSED SUPPLEMENTAL STOCK ORDER FORM TO THE BANK BY 4:00 P.M., LOCAL TIME, ON JANUARY ___, 1998. IF YOU ARE INCREASING YOUR ORDER, YOU MUST ALSO SUBMIT ADDITIONAL FUNDS IN PAYMENT OR PROVIDE AN ADDITIONAL WITHDRAWAL AUTHORIZATION WITH YOUR SUPPLEMENTAL STOCK ORDER FORM.

     If you wish to cancel your order, you should return a Supplemental Stock Order Form as soon as possible to expedite the return of funds submitted with your earlier order or release of your withdrawal authorization. If you do not return a Supplemental Stock Order Form, your order will be canceled, but funds submitted with your earlier order will not be returned to you until after the resolicitation period has expired.

     Information regarding the updated appraisal and the increase in the number of shares of Common Stock being offered is set forth in the enclosed Prospectus Supplement. The Prospectus Supplement also sets forth updated pro forma data which reflect the increased amount of Common Stock being offered, as well as updated information regarding the Bank, including its financial statements through September 30, 1997. The Prospectus Supplement supplements and amends
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the Prospectus dated October 10, 1997 which you received earlier from us and
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should be read in conjunction therewith.
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     We appreciate your continued interest and support, and we look forward to your participation as a charter stockholder following the completion of the Bank's successful conversion. If you have any questions concerning the procedure to be followed in completing your Supplemental Stock Order Form, please call the Stock Information Center at (502) 881-4001.

                                               Sincerely,


                                               Bruce Thomas
                                               President